                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                            HOMESTAKE MINING COMPANY
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)


                                    43761400
                                 (CUSIP Number)

     William S. Sterns, III, Esq.; WALTER, CONSTON, ALEXANDER & GREEN, P.C.
             90 PARK AVENUE, NEW YORK, NY 10016, TEL. (212) 210-9400
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 1, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 43761400                                             PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         August von Finck
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS* N/A

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         German
--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
  NUMBER OF
   SHARES                      21,000,000
BENEFICIALLY          ----------------------------------------------------------
  OWNED BY            8        SHARED VOTING POWER
    EACH
  REPORTING                    - 0 -
   PERSON             ----------------------------------------------------------
    WITH              9        SOLE DISPOSITIVE POWER

                               21,000,000
                      ----------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,000,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.78%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 43761400                                             PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         August-Francois von Finck
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS* PF

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         German
--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
  NUMBER OF
   SHARES                      3,000,000
BENEFICIALLY          ----------------------------------------------------------
  OWNED BY            8        SHARED VOTING POWER
    EACH
  REPORTING                    - 0 -
   PERSON             ----------------------------------------------------------
    WITH              9        SOLE DISPOSITIVE POWER

                               3,000,000
                      ----------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,000,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.26%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 43761400                                             PAGE 4 OF 8 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Maria-Theresia von Finck
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS* PF

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         German
--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
  NUMBER OF
   SHARES                      3,000,000
BENEFICIALLY          ---------------------------------------------------
  OWNED BY            8        SHARED VOTING POWER
    EACH
  REPORTING                    - 0 -
   PERSON             ---------------------------------------------------
    WITH              9        SOLE DISPOSITIVE POWER

                               3,000,000
                      ---------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,000,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.26%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 43761400                                             PAGE 5 OF 8 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Luitpold-Ferdinand von Finck
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS* PF

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         German
--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
  NUMBER OF
   SHARES                      3,000,000
BENEFICIALLY          ----------------------------------------------------------
  OWNED BY            8        SHARED VOTING POWER
    EACH
  REPORTING                     - 0 -
   PERSON             ----------------------------------------------------------
    WITH              9        SOLE DISPOSITIVE POWER

                               3,000,000
                      ----------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,000,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.26%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 6 of 8 Pages

                                  Schedule 13D

                                 AMENDMENT No. 9

         This Amendment No. 9 to Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock"), of Homestake Mining Company (the "Issuer") is being filed on behalf of August von Finck pursuant to Section 13(d)(2) of the Act to amend the Schedule 13D originally filed on March 9, 1998, amended on April 23, 1998, May 20, 1998, May 27, 1998, July 15, 1998, August 4,
1998, August 13, 1998, September 25, 1998 and December 8, 1998, and on behalf of August-Francois von Finck, Luitpold-Ferdinand von Finck and Maria-Theresia von Finck to amend the Schedule 13 D filed on December 8, 1998. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth on the original Schedule 13D.



Item 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and restated in its entirety to read as follows:

                  Each Reporting Person has no present plans or proposals which relate to or would result in any of the matters or events referred to in clauses (a) - (i) of Item 4 of Schedule 13D, except as follows:

                  Each Reporting Person may dispose of all or some of the shares of Common Stock, or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, the evaluation of alternative investments, and other factors.

                  A nominee of Mr. August von Finck, Mr. Gerhard Ammann, has been elected to the Board of Directors of the Issuer effective September 25, 1998. Mr. Ammann, a chartered accountant, is a Partner with Deloitte and Touche Experta Ltd. in Zurich, Switzerland.

                  Mr. August von Finck submitted a Hart-Scott-Rodino notification and report to the Federal Trade Commission and the Department of Justice to seek permission to acquire up to 24.99%, in the aggregate, of the shares of Common Stock and, on June 29, 1998, was notified that an early termination was granted.

                  On or about April 1, 1999, each Reporting Person executed and delivered to the Issuer an affiliate letter proposed by the Issuer (each, an "Affiliate Letter"). The Affiliate Letters were requested by the Issuer in connection with that certain Arrangement Agreement, dated as of March 7, 1999 (the "Arrangement Agreement"), by and between the Issuer, Homestake Canada Holdings Company, a Nova Scotia unlimited liability corporation, and Argentina Gold corp., a corporation governed by the laws of Canada ("Argentina Gold"). So as to ensure that the implementation of the Arrangement Agreement could be accounted for using the "pooling-of-interests" method, each Reporting Person has covenanted not to sell, transfer or otherwise dispose of, or reduce his or her risk with respect to, any securities of the Issuer until after the Issuer has publicly released a report including the combined financial results of the Issuer and Argentina Gold for a period of at least thirty (30) days of combined operations, provided, however, that each Reporting Person may sell or otherwise dispose of securities of the Issuer before the thirty-day period prior to the Argentina Gold

                                                               Page 7 of 8 Pages

                  Shareholders' Meeting at which the Arrangement is to be presented for shareholder approval (expected to be held on or about April 27, 1999) if the Securities and Exchange Commission advises the Issuer that such disposition would be consistent with the Arrangement being conducted as a "pooling-of-interests." No Reporting Person has any such plans at present.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended and restated in its entirety to read as follows:

                  The Transferees are adult children of Mr. August von Finck.

                  The filing of this Amendment No. 9 to the Schedule 13D shall be construed as neither an admission Mr. August von Finck is, or since December 4, 1998 has been, the beneficial owner of more than the 21,000,000 shares of Common Stock owned by him, Mr. August-Francois von Finck is the beneficial owner of more than the 3,000,000 shares of Common Stock owned by him, Mr. Luitpold-Ferdinand von Finck is the owner of more than the 3,000,000 shares of Common Stock owned by him and Ms. Maria-Theresia von Finck is the beneficial owner of more than the 3,000,000 shares of Common Stock owned by her, nor an admission that the Reporting Persons are members of a "group" within the meaning of Section 13(d) of the Act.

                  Certain Affiliate Letters were executed and delivered on or about April 1, 1999. See item 4.

                            [signatures on next page]

                                                               Page 8 of 8 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in the Statement is true, correct and complete.

DATED: April 26, 1999                   August von Finck


                                        By:   /s/ Ernst Knut Stahl
                                              ----------------------------------
                                              Ernst Knut Stahl, attorney in fact


                                        By:   /s/ Rainer Nocon
                                              ----------------------------------
                                              Rainer Nocon, attorney in fact


                                        August-Francois von Finck


                                        By:   /s/ Ernst Knut Stahl
                                              ----------------------------------
                                              Ernst Knut Stahl, attorney in fact


                                        By:   /s/ Rainer Nocon
                                              ----------------------------------
                                              Rainer Nocon, attorney in fact


                                        Luitpold-Ferdinand von Finck


                                        By:   /s/ Ernst Knut Stahl
                                              ----------------------------------
                                              Ernst Knut Stahl, attorney in fact


                                        By:   /s/ Rainer Nocon
                                              ----------------------------------
                                              Rainer Nocon, attorney in fact


                                        Maria-Theresia von Finck


                                        By:   /s/ Ernst Knut Stahl
                                              ----------------------------------
                                              Ernst Knut Stahl, attorney in fact


                                        By:   /s/ Rainer Nocon
                                              ----------------------------------
                                              Rainer Nocon, attorney in fact